EXHIBIT 12

Andrew Corporation

Ratio of Earnings to Fixed Charges and Preferred Stock

(In thousands)

	As of or For the Year Ended September 30
	2003	2002	2001	2000	1999
Income from Continuing Operations Before Income Taxes	$23,326	$13,070	$101,392	$129,139	$52,134

Minority Interest (Income) Expense	12	(316)	(2,422)	1,981	(88)
Loss from Equity Investments	—	134	618	3,626	1,374
Fixed Charges	16,812	8,824	11,158	12,267	8,861
Adjusted Earnings	40,150	21,712	110,746	147,013	62,281

Fixed Charges
Interest Expense	5,675	5,079	7,413	8,862	5,329
Rent Expense (1)	4,678	3,745	3,745	3,405	3,532
Preferred Stock Dividends	6,459	—	—	—	—
Fixed Charges	$16,812	$8,824	$11,158	$12,267	$8,861

Ratio of Earnings to Fixed Charges	2.4	2.5	9.9	12.0	7.0

(1) Rent included in this computation consists of one-third of rental expense which Andrew believes to be a conservative estimate of the interest component of rent expense.